Exhibit 99.1

Nexters announces preliminary financial and operational results for fourth quarter and full year 2021

March 30, 2022 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”), today released its preliminary, unaudited financial and operational results for the fourth quarter and full year ended December 31, 2021. The Company’s metrics show record high revenues, bookings and number of paying users.

2021 Financial Year Highlights

Financial:

●	Record high annual revenues of $434 million, growing 66% year-over-year

●	Non-cash non-recurring listing expense of $125 million caused net loss in 2021 which amounted to $124 million

●	Adjusted Net Profit stays in a positive zone two years in a row, growing in 2021 more than 3 times to $5 million from $1.5 million in 2020

●	Our cash and cash equivalents totaled $143 million, growing 69% year-over-year

Operational:

●	Record high bookings of $562 million, growing 26% year-over-year in line with provided guidance

●	362 thousand of Monthly Paying Users, growing 27% year-over-year

●	Average Bookings per Paying User reached $123, broadly stable compared to $126 in 2020

●	Bookings in Asia almost doubled year-over-year with Japan and South Korea being the key drivers

●	Bookings on Desktop platform grew 57% year-over-year and now account for 32% of total bookings

●	Four gaming releases: two official mobile releases, one technical launch on mobile, and one web platform release

Fourth Quarter 2021 Highlights

Financial:

●	Record high quarterly revenues of $123 million, growing 65% year-over-year

●	Net Profit of $11 million in Q4 2021 vs. $6 million in Q4 2020

●	Adjusted Net Profit of $24 million in Q4 2021 vs.$9 million in the respective period of 2020

●	Cash flow generated from operating activities of $44 million, growing 5% year-over-year

Operational:

●	Quarterly bookings of $144 million, growing 20% year-over-year

●	363 thousand of Monthly Paying Users, growing 28% year-over-year

●	Island Questaway game soft-launched, Puzzle Odyssey game technically launched

Update on recent geopolitical developments

Recently, as a result of the military actions in Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, have imposed unprecedented sanctions on specified persons and entities in Russia. While the situation remains highly fluid and additional sanctions are possible, neither Nexters, nor any of its subsidiaries is currently subject to any sanctions that have been imposed. Nevertheless, based on the Nexters current geographical distribution of bookings, management believes that the latest geopolitical developments will have certain residual negative effects on Nexters’ future financial performance, limited to the share of bookings deriving from the markets of the former Soviet Union (FSU), which stood at 13% of our total for 2021 and which, as a percentage of our total bookings, has been declining over the past few years. The exact effects cannot currently be reliably estimated due to the constantly changing environment.

Nexters is a global firm and its key shareholders reside in the European Union and the United Kingdom with no single shareholder having an interest in more than 50% of the outstanding shares (the founders, Andrey Fadeev EU and Boris Gertsovskiy EU, each hold approx. 20.2%, Everix Investments Limited (beneficially owned by Dmitrii Bukhman and Igor Bukhman UK) holds approx. 37.8%). Players of Nexters’ games are spread all around the globe, with the United States, Europe, and Asia being the largest markets, altogether representing close to 78% of the Company’s bookings.

Nexters has an international board of directors and a Cyprus-based management team. The majority of the Company’s critical personnel, responsible for sustaining the operations of the Company, is located in Cyprus and other countries of the European Union, with Russia being used mostly for non-critical, administrative and supportive functions. We are offering relocation assistance to our employees from the affected countries, with the aim to accelerate the relocation of personnel to safe locations.

Nexters will continue to analyze the announced sanctions, any potential additional sanctions, and the situation in the key markets in which Nexters operates in order to be able to react to the changing environment accordingly and to make every effort to minimize any negative impact on its business. All Nexters games that have been launched are available on all platforms. Nexters continues to develop, operate, and support all of its games.

On February 28, 2022, Nasdaq and the New York Stock Exchange imposed a suspension of trading in securities of a number of companies with operations in Russia, including Nexters, which suspension currently remains in place. Nexters has been in regular communication with representatives of Nasdaq since the imposition of the suspension of trading in an effort to lift the suspension. We will continue to cooperate with Nasdaq on this matter.

Nexters is not aware of any restrictions on the ability of U.S. and non-U.S. persons to acquire and trade in Nexters securities. As a company based in and managed from the European Union, neither Nexters, nor any of its subsidiaries is subject to recently announced sanctions as of the date of this press release, other than the suspension of trading mentioned above.

Update on recent performance

On January 28, 2022, Nexters entered into acquisition and investment agreements with three gaming companies, investing around $100 million to expand in midcore genres. With the deals Nexters will bring the world’s No. 3 mobile first-person shooter Pixel Gun 3D and other titles within its product offerings, amplifying Nexters’ position in midcore, the leading segment of mobile gaming. Through the allocated funding and its expertise in midcore, Nexters aims to propel the companies’ future growth on the international markets. All transactions are expected to be financed by a mix of Nexters’ cash on balance and a new share issuance[1].

Due to restrictions recently imposed by the key user acquisition platforms and unpredictable return on advertising spends in the key markets of the FSU, we have taken the decision to suspend our marketing investments in that region at the moment. Players in the region have also been experiencing difficulties making in-game purchases, as key platforms have implemented limitations for users in Russia. We expect that these factors will affect our bookings coming from the FSU region, which in 2021 represented 13% of our total bookings and which, as a percentage of our total bookings, has been declining over the past few years.

Nexters confirms that prior to the beginning of military conflict in Ukraine, it has seen sustainable bookings growth in January and February 2022 with year-over-year percentage growth in the mid twenties. Nevertheless, bearing in mind the overall market turbulence and our inability to conduct full capacity operations in a number of geographies of FSU, we are currently anticipating a deceleration of our total growth rate during the rest of the year 2022 and are not in a position to provide guidance for the full year 2022 at the moment.

Fourth quarter and Financial Year 2021 financial performance

US$ million	Q4 2021	Q4 2020	Change (%)	FY 2021	FY 2020	Change (%)
Revenue	123	74	65%	434	261	66%
Platform commissions	(33)	(21)	55%	(117)	(75)	56%
Game operation cost	(6)	(6)	0%	(19)	(17)	9%
Selling and marketing expenses	(51)	(39)	30%	(270)	(166)	63%
G&A expenses	(9)	(3)	>100%	(23)	(4)	>100%
Share listing expense*	—	—	—	(125)	—	—
Net Income/(Loss)	11	6	75%	(124)	(0.7)	>100%
Adjusted Net Income	24	9	>100%	5	1.5	>100%

Cash flows generated from operating activities	44	41	5%	106	121	(13)%

* Non-cash non-recurring expense by nature.

Fourth quarter results

In the fourth quarter of 2021 our revenue increased by $48 million (or 65%) year-over-year and amounted to $123 million, driven primarily by an increase in bookings in the amount of $24 million (or 20%) year-over-year to $144 million and by a decrease in deferred revenues during the fourth quarter of 2021 of $25 million vs. the same period in the prior year.

Platform commissions increased by 55% in the fourth quarter of 2021 compared with the same period in 2020, driven primarily by the increase in revenue, partially offset by an increase in the fourth quarter of 2021 in the percentage of revenue associated with platforms charging lower commissions vs. the same period in the prior year.

Game operation costs remained stable at $6 million in the fourth quarter of 2021.

Selling and marketing expenses in the fourth quarter of 2021 increased by $12 million, or 30% year-over-year, and amounted to $51 million. The increase was due to higher investments made in the fourth quarter of 2021 in the acquisition of additional players vs. the same period in the prior year.

General and administrative expenses (“G&A expenses”) increased by $7 million in the fourth quarter of 2021 vs. the fourth quarter of 2020. The increase was primarily driven by an increase in personnel and other expenses resulting from: (i) recurring expenses associated with listing on NASDAQ; (ii) consolidation of subsidiaries since the beginning of the 2021, and (iii) the increase in the scale of the Group’s operations.

Net income in the fourth quarter of 2021 almost doubled year-over-year due to the higher increase in revenue compared to operating expenses, and amounted to $11 million vs. $6 million in the respective period of 2020.

We have achieved an Adjusted Net Profit in the amount of $24 million in the fourth quarter of 2021, an increase of $16 million vs. an Adjusted Net Profit of $9 million in the respective period of 2020. This significant increase was primarily driven by the increase in revenue, partially offset by the increase in selling and marketing expenses, platform commissions and G&A expenses.

Cash flows generated from operating activities amounted to $44 million in the fourth quarter of 2021 vs. $41 million in the same period of 2020, up 5%, demonstrating the increased efficiency and cash generation capacity of our business in the fourth quarter of 2021.

Full Year 2021 results

For the year ended December 31, 2021 our revenue increased by $173 million (or 66%) year-over-year and amounted to $434 million, driven primarily by an increase in bookings in the amount of $116 million (or 26%) year-over-year to $562 million and by a decrease in deferred revenues during 2021 of $57 million vs. the prior year.

Platform commissions increased by 56% in 2021 compared with 2020, driven primarily by the increase in revenue, partially offset by an increase in 2021 in the percentage of revenue associated with platforms charging lower commissions vs. the prior year.

Game operation costs increased by $2 million in 2021 vs. 2020 to reach $19 million, driven by an increase in the scale of the Group’s operations.

Selling and marketing expenses in 2021 increased by $104 million, or 63% year-over-year, and amounted to $270 million. The increase was due to higher investments made in the acquisition of additional players starting from the second quarter of 2021.

G&A expenses increased by $19 million in 2021 vs. 2020. The increase was primarily driven by an increase in personnel and other expenses resulting from: (i) recurring and non-recurring expenses associated with listing on NASDAQ; (ii) consolidation of subsidiaries since the beginning of the 2021, and (iii) the increase in the scale of the Group’s operations.

Share listing expense is a non-cash non-recurring expense, which is determined as the excess of the fair value of the equity instruments issued by the Company over the fair value of the identified net assets contributed by Kismet Acquisition One Corp in its business combination with Nexters (please refer to Note 11 of our Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2021 and September 30, 2020, filed as Exhibit 99.2 to our Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2021 for further details regarding the share listing expense).

Due to this non-cash non-recurring share listing expense in the amount of $125 million, net loss in the year ended December 31, 2021 amounted to $124 million vs. $0.7 million in 2020.

We have achieved an Adjusted Net Profit in the amount of $5 million in 2021, an increase of $3.5 million vs. $1.5 million in 2020. This increase was primarily driven by the increase in revenue partially offset by the increase in selling and marketing expenses, platform commissions and G&A expenses.

Cash flows generated from operating activities amounted to $106 million 2021 vs. $121 million in 2020, down 13%. Our cash flows generated from operating activities decreased due to an increase in marketing investments made in the acquisition of additional players in 2021 vs prior year.

Fourth quarter and Financial Year 2021 operational performance

	Q4 2021	Q4 2020		Change (%)	FY 2021	FY 2020		Change (%)
Bookings ($ million)	144	120	*	20%	562	445	*	26%
share of advertising	5%	3%		2.4p.p.	5%	3%		1.5p.p.
MPU (thousand)	363	284		28%	362	284		27%
ABPPU ($)	125	137		(9)%	123	126		(3)%
Total FTE (at the end of the period)	752	427		76%	752	427		76%

* Here and elsewhere in this press release the bookings for the twelve months ended December 31, 2021 and December 31, 2020 have been restated to account for the correction of an immaterial error in respect of taxes (please refer to Note 4 of our Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2021 and September 30, 2020, filed as Exhibit 99.2 to our Form 6-K filed with the SEC on November 17, 2021).

The share of advertisement sales as a percentage of total bookings approximately doubled in the fourth quarter of 2021 to 5% compared to 3% in the respective period of 2020 and increased by 1.5 p.p. in 2021 to 5% compared to 3% in 2020.

Monthly Paying Users in 2021 substantially increased, reaching 362 thousand in the year ended December 31, 2021 and 363 thousand in the fourth quarter of 2021 vs. 284 thousand in the respective periods of 2020, a growth of 27% and 28% respectively. We attribute the increase to our substantial investments in marketing in 2021.

For the year ended December 31, 2021 we observed growth in bookings across all key platforms and geographies, with especially strong performance in the Desktop version of our games and in Asia, growing 57% and 90% respectively year-over-year. In the fourth quarter of 2021 we also observed growth in bookings across Asia and other countries, growing by 58% year-over-year.

ABPPU amounted to $125 in the fourth quarter of 2021 and declined in comparison to $137 in the fourth quarter of 2020 as we originated a substantial number of new paying users in 2021 who tend to have lower ABPPUs at the beginning of their lifespans, accompanied by the fact that the share of the paying users located in the geographies where the users tend to spend less in online gaming increased in our number of total MPUs.

The substantial increase in MPUs resulted in quarterly bookings of $144 million in the fourth quarter of 2021, which grew 20% year-over-year from $120 million in the fourth quarter of 2020; bookings for the year ended December 31, 2021 amounted to $562 million, which grew 26% year-over-year from $445 million on 2020.

Split of bookings by platform	Q4 2021	Q4 2020	Change (%)	FY 2021	FY 2020	Change (%)
Mobile	71%	70%	22%	68%	74%	15%
Desktop	29%	30%	15%	32%	26%	57%

The Desktop versions of our games enable us to access a wider audience and expand our addressable market. Additionally, bookings generated on this platform are subject to lower commissions, reducing platform commissions down to 27% of revenues in the fourth quarter of 2021 and 27% for the year ended December 31,2021, declining 1.7 percentage point and 1.8 percentage points respectively year-over-year.

In the mobile platforms, growth was predominantly driven by iOS.

Split of bookings by geography	Q4 2021	Q4 2020	Change (%)	12M 2021	12M 2020	Change (%)
US	30%	33%	9%	31%	37%	6%
Europe	20%	25%	(3)%	22%	24%	15%
Asia	26%	20%	58%	25%	16%	90%
FSU	14%	15%	12%	13%	15%	12%
Other	10%	7%	58%	9%	8%	46%

Geographically, the strongest growth of bookings for the year ended December 31, 2021 was demonstrated in Asia, with Japan and South Korea being the key drivers. Bookings in Asia grew 90% in 2021 vs. 2020.

In the second half of 2021 we remained on track with our new game releases. In July 2021 we released Chibi Island on iOS and Android. As of December 31, 2021, this new casual adventure game accumulated ca. 1.8 million downloads on iOS and Android. Every month it engages approximately 200 thousand players on average and generates around $200 thousand of monthly bookings. Throne Rush, a fantasy strategy and one of the Company’s earliest games, was launched on the web platform in October 2021 with a view towards a further diversification of platforms and a reduction of commissions. Furthermore, we soft-launched one more game in November 2021: Island Questaway, a casual game that offers fresh and unique gameplay through a blend of different genres with a farming game that features an engaging storyline as well as a variety of puzzles to solve for an exciting, fun gaming experience. As of December 31, 2021, Island Questaway has accumulated almost 0.5 million downloads on iOS and Android. Another casual game, Puzzle Odyssey. has been technically launched in December 2021 and we expect its official release to be made this year after proper testing.

The new game releases are in line with the Company’s product strategy which, besides further scaling in the mid-core market, is strongly focused on genre diversification. Hero Wars, the Company’s most successful game, proceeds to grow – its mobile version has recently celebrated its 5th anniversary, with the title’s lifetime bookings surpassing a milestone of $1 billion.

The figures in this release are preliminary and unaudited. Nexters’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021 is expected to be published in April 2022.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 850+ inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Media

Andrey Akimov | Chief Communications Officer

aa@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-GAAP Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted Net Income/Loss” (the “Non-GAAP Financial Measure”). The Company defines Adjusted Net Income/Loss as the net income/loss as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) share-based compensation expense, (ii) impairment of non-current assets, (iii) any gains and losses arising as result of business combinations (including the amortization of intangible assets acquired in the business combinations and transaction costs related to the business combinations) and (iv) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-GAAP Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-GAAP Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-GAAP Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the Net Income/Loss to the Adjusted Net Income/Loss

(US$ million)	Q4 2021	Q4 2020	12M 2021	12M 2020
Net income/(loss)	11	6	(124)	(0.7)
Add back:
- Share based compensation expense	3	2	4	2
- Impairment of non-current assets	-	-	-	-
- Gains and losses arising as result of business combinations*	-	-	125	-
- Other items that we do not consider indicative of our ongoing operating performance**	11	-	1	-
- Tax effect of the reconciling items	-	-	(0.5)	-
Adjusted Net Income/Loss	24	9	5	1.5

* Consists entirely of the non-cash non-recurring share listing expense.

** Includes non-recurring expenses related to the listing on NASDAQ and merger with Kismet Acquisition One Corp which are added back less the gain resulting from change in fair value of the warrant obligations.

[1] The Nexters Inc. shares will not, at the time of their issuance, be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.